SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant’s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on January 14, 2026.

BUENOS AIRES, ARGENTINA – January 15, 2026 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY), announces that it has issued notes in the local capital markets for a total amount equivalent to USD 87.6 million according to the following information:

Additional Series L Notes:

Amount Offered: USD 46,395,558
Amount to be Issued: USD 40,805,854
Currency: USD
Interest Rate: 7.25%
Issuance and Settlement Date: January 20, 2026
Maturity Date:  March 10, 2029
Issuance Price: 100.75% Face Value, including accrued interest from December 10, 2025 to January 20, 2026
Interest payments: Semiannually starting on September 10, 2026 except for the first Interest Payment Date, which shall occur 9 (nine) months after the Issue and Settlement Date.
Principal amortization: Bullet at maturity

The Additional Series L Notes have identical terms and conditions to the original Series L Notes issued on December 10, 2025, except for the issuance and settlement date and the issuance price, and are fully fungible with such original notes.

Series LI Notes:

Amount Offered: USD 64,550,029
Amount to be Issued: USD 46,778,518
Currency: USD
Interest Rate: 5.75%
Issuance and Settlement Date: January 20, 2026
Maturity Date:  January 20, 2027
Issuance Price: 100.00% Face Value
Interest payments: Semiannually, payable on July 20, 2026 and January 20, 2027
Principal amortization: Bullet at maturity

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets

January 15, 2026

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